SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 27, 2015

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated July 27, 2015, entitled “Syneron Receives Korean MFDS Regulatory Clearance for PicoWay Picosecond Laser.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: July 27, 2015

Syneron Receives Korean MFDS Regulatory Clearance
for PicoWay Picosecond Laser

Irvine, CA, July 27, 2015, Syneron Medical Ltd. (NASDAQ: ELOS), a global market leader in the aesthetic medical device marketplace, announced today that it has received Korean Ministry of Food and Drug Safety (MFDS) regulatory clearance for the PicoWay® picosecond laser. With this regulatory clearance, the Company can fulfill PicoWay orders from its Korean distribution partner, with additional commercial launch activity in Korea anticipated later in the third quarter 2015.

Amit Meridor, Chief Executive Officer of Syneron Medical, said, “We are pleased to receive Korean regulatory clearance for PicoWay, expanding physician and patient access to this unique technology. Korea is an important market where we have a strong commercial history and PicoWay provides a much desired treatment option for discerning Korean physicians and patients, who are looking for a breakthrough technology that delivers a high degree of efficacy, demonstrated by dedicated Asian-market clinical studies.”

Mr. Meridor added, “There has been strong interest in PicoWay since its introduction in late 2014 and subsequent U.S. FDA clearance for benign pigmented lesions and tattoo removal. We expect continued momentum as we introduce the system to more customers and gain new regulatory clearances around the world.”

PicoWay incorporates picosecond (one trillionth of a second) pulse duration to generate an ultra-short pulse and very high peak power of laser energy on the skin. The high energy, ultra-short picosecond laser pulse creates a strong photo-mechanical impact that optimizes fracturing of tattoo ink or pigmentation. Tattoo colors known to be resistant to nanosecond devices can now be treated. There is also minimal risk of side effects, as the ultra-short pulses require low fluences to break up pigmentation. The innovative PicoWay Technology™ is the world’s first dual wavelength picosecond laser and is integrated into a proven, reliable Candela platform that offers high reliability, demonstrated performance and low cost of ownership.

About Syneron Candela
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch, and has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, Profound and elōs Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including product efficacy, market acceptance of new products, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and in the filings that Syneron Medical makes with the SEC, and other factors beyond the Company's control. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from those expressed or implied by these forward-looking statements.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Contacts:

PR infoasia@syneron.com

Hugo Goldman, Chief Financial Officer
+ 972 73 244 2283
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com